# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TaskUs, Inc., CIK 0001829864
CUSIP: 87652V109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1650 Independence Drive, New Braunfels, Texas (TX), 78132
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001388838

## Reporting persons
- Dalton Investments Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Nevada (NV); sole voting power 2,127,195; shared voting power 0; sole dispositive power 2,127,195; shared dispositive power 0; aggregate amount beneficially owned 2,127,195 (5.82% of the class)

## Item 1. Issuer
Name of issuer: TaskUs, Inc.
Address of issuer's principal executive offices: 1650 Independence Drive, Suite 100, New Braunfels, TEXAS 78132

## Item 2. Person Filing
Name of person filing: Dalton Investments Inc.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 360 N Pacific Coast Highway Suite 1060 El Segundo, CA 90245
Citizenship: Dalton Investments, Inc. is a corporation formed in the State of Nevada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2026, the Reporting Persons may be deemed to beneficially own in the aggregate
2,127,195 Shares.
Percent of class:
As of June 30, 2026, the Reporting Persons may be deemed to beneficially own in the aggregate
2,127,195 Shares, representing approximately 5.82% of the Issuer's outstanding Shares (based on
36,545,511 outstanding Shares as of May 07, 2026, as set forth in the Issuer's Quarterly Report on
Form 10-Q filed with the SEC on May 07, 2026).
Sole power to vote or to direct the vote: 2,127,195
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,127,195
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Dalton Investments Inc.: Christopher Ha, Christopher Ha, Chief Compliance Officer and Counsel (07/14/2026)